UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

DOMINION HOMES, INC.

(Name of the Issuer)

DOMINION HOMES, INC.

DOMINION HOLDING CORP.

DOMINION MERGER CORPORATION

SPCP GROUP, LLC

SILVER OAK CAPITAL, L.L.C.

BRC PROPERTIES INC.

DOUGLAS G. BORROR

DAVID S. BORROR

(Name of Person(s) Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

257386102

(CUSIP Number of Class of Securities)

William G. Cornely

Executive Vice President – Finance, Chief Financial Officer and Chief Operating Officer

Dominion Homes, Inc.

4900 Tuttle Crossing Boulevard

Dublin, Ohio 43016-0993

(614) 356-5000

Copies to:

Fred A. Summer, Esq. Donald W. Hughes, Esq. Squire, Sanders & Dempsey L.L.P. 1300 Huntington Center 41 South High Street Columbus, Ohio 43215 (614) 365-2700	Marilyn Sobel, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3027

Randall M. Walters, Esq. Jones Day 325 John H McConnell Blvd. Suite 600 Columbus, Ohio 43215 (614) 469-3939	Michael A. Cline, Esq. Vorys, Sater, Seymour and Pease LLP 52 East Gay Street Columbus, Ohio 43216 (614) 464-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$6,639,092.20	$260.92

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined upon the sum of (i) $0.65 per share of 10,096,368 common shares of the Company, without par value (“Common Stock”) and (ii) $0.65 per share of restricted shares of 117,620 shares of the Common Stock.
**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0000393.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $261.63

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: Dominion Homes, Inc.

Date Filed: March 7, 2008

Introduction

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e–3 Transaction Statement on Schedule 13E–3, together with the exhibits hereto (this “Transaction Statement”) is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) Dominion Homes, Inc., an Ohio corporation (the “Company”), (2) Dominion Holding Corp., a Delaware corporation (“Parent”), (3) Dominion Merger Corporation, an Ohio corporation and wholly-owned subsidiary of Parent (“Merger Sub”), SPCP Group, LLC, a Delaware limited liability company, (5) Silver Oak Capital, L.L.C., a Delaware limited liability company, (6) BRC Properties Inc., an Ohio corporation and shareholder of the Company, (7) Douglas G. Borror, an individual and Chairman of the Board of the Company, and (8) David S. Borror, an individual (collectively, the “Filing Persons,” and individually, a “Filing Person”).

The information contained in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on May 9, 2008 (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

All information contained in this Transaction Statement concerning the filing parties has been provided by the respective filing parties and all information concerning the Company has been provided by the Company. No filing party takes responsibility for the accuracy of any information not supplied by such filing party.

This Final Amendment is being filed pursuant to Rule 13e–3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

Item 10(d) is hereby amended and supplemented as follows:

(d) Borrowed Funds. All of the information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—The Parties to the Merger—The Investor Group,” “SUMMARY TERM SHEET—Amendment No. 7 and Limited Forbearance to Credit Agreement,” “SPECIAL FACTORS—Background and Reasons—2006 Credit Facility Renewal” and “OTHER AGREEMENTS—Amendment No. 7 and Limited Forbearance to Credit Agreement” is incorporated herein by reference.

Item 10(d) is hereby amended and supplemented as follows: effective June 11, 2008, the Company, and all of the participating lenders, the Huntington National Bank as Administrative Agent, and Silver Point Finance, LLC, as Senior Administrative Agent, entered into Amendment No. 10 (the “Tenth Amendment”) to the Third Amended and Restated Credit Agreement (the “Credit Agreement”) dated as of December 29, 2006. The Company’s availability to borrow under the Credit Agreement is subject to certain borrowing base limitations. The Tenth Amendment further modifies certain terms of the Credit Agreement to allow the Company to borrow up to $30 million in excess of the borrowing base limitation.

The effect of the modifications set forth in the Tenth Amendment, as described above, is to provide the Company with an additional $30 million in borrowing capacity under the Credit Agreement.

The above description is qualified in its entirety by reference to the full text of the Tenth Amendment, which is attached hereto and incorporated by reference herein as Exhibit (b)(5).

Item 15.	Additional Information.

Regulation M-A Item 1011

Item 15(b) is hereby amended and supplemented as follows:

(b) Other Material Information. All of the information set forth in the Proxy Statement and each Appendix attached thereto is incorporated herein by reference.

Item 15(b) is hereby amended and supplemented as follows: on May 30, 2008, at a special meeting of the Company’s shareholders, the shareholders voted to approve the merger of Merger Sub with and into the Company (the “Merger”) as contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 18, 2008, by and among the Company, Parent and Merger Sub.

On June 11, 2008, the Company filed a Certificate of Merger with the Secretary of State of the State of Ohio, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving entity. At the effective time of the Merger, (i) each share of Company common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by shareholders who are entitled to and who properly exercise appraisal rights under Ohio law, and shares owned by Parent, Merger Sub, BRC (whose shares were contributed to Parent) and the Company) was exchanged into the right to receive $0.65 in cash, without interest and less any applicable withholding tax, and (ii) the separate corporate existence of the Merger Sub ceased.

As a result of the Merger, the Company’s common stock became eligible for termination of registration pursuant to Rules 12g–4 and 12h–3 promulgated under the Exchange Act. Accordingly, concurrently with the filing of this Final Amendment, the Company will file a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission to terminate the registration of its common stock and suspend its reporting obligations under the Exchange Act.

Item 16.	Exhibits.

Regulation M-A Item 1016

All of the information set forth in Item 16 of the Proxy Statement is incorporated herein by reference. Item 16 is hereby amended and supplemented as follows:

(b)(5)	Amendment No. 10 to the Third Amended and Restated Credit Agreement, dated June 11, 2008.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2008

DOMINION HOMES, INC.

By:	/s/ William G. Cornely
Name:	William G. Cornely
Title:	Executive Vice President

DOMINION HOLDING CORP.

By:	/s/ Richard Petrilli
Name:	Richard Petrilli
Title:	Authorized Signatory

DOMINION MERGER CORPORATION

By:	/s/ Richard Petrilli
Name:	Richard Petrilli
Title:	Authorized Signatory

SPCP GROUP, LLC

By:	/s/ Richard Petrilli
Name:	Richard Petrilli
Title:	Authorized Signatory

SILVER OAK CAPITAL, L.L.C.

By:	/s/ Joseph R. Wekselblatt
Name:	Joseph R. Wekselblatt
Title:	Chief Financial Officer

BRC PROPERTIES INC.

By:	/s/ David S. Borror
Name:	David S. Borror
Title:	President

/s/ Douglas G. Borror
Douglas G. Borror

/s/ David S. Borror
David S. Borror

EXHIBIT INDEX

(b)(5)	Amendment No. 10 to the Third Amended and Restated Credit Agreement, dated June 11, 2008.